SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 15, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 15, 2011, entitled “Syneron Forms “Syneron Beauty” Subsidiary Focused on Direct to Consumer Home-Use Market; Appoints Fabian Tenenbaum as CEO of Syneron Beauty.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: March 15, 2011

Syneron Forms "Syneron Beauty" Subsidiary Focused on Direct to Consumer Home-Use Market; Appoints Fabian Tenenbaum as CEO of Syneron Beauty

Announces Launch of me Home-Use Hair Removal System in Key European Markets

YOKNEAM, ISRAEL--(Marketwire - March 15, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today the formation of a new subsidiary, Syneron Beauty, which will consolidate the Company's consumer businesses, including the development, sales, marketing and distribution for all of Syneron's consumer products, which include the Company's home-use partnership with Procter & Gamble, the Tända™ family of home-use light therapy products, the mē home-use hair removal system, and the Fluorinex teeth whitening home-use system. Fabian Tenenbaum, previously Syneron Medical Executive Vice President and Chief Financial Officer, has been appointed Chief Executive Officer of Syneron Beauty.

Dr. Shimon Eckhouse, Chairman of the Board of Directors and co-founder of Syneron, and chairman of Syneron Beauty, commented, "The launch of the Syneron Beauty subsidiary demonstrates our commitment to the aesthetic home-use market. We believe this market represents a major growth opportunity for Syneron with both our existing and in-development aesthetic technologies. With the recent addition of the Tända product line, which is complementary to our home use initiative with Procter and Gamble, we now have a critical mass of aesthetic home-use products in various stages of development and commercialization and sales that we believe will be best served with dedicated resources and management focus."

Fabian Tenenbaum, Chief Executive Officer of Syneron Beauty, said, "Bringing together all of our consumer home-use products into a single business unit will allow us to most effectively drive adoption of our products in the important and growing home-use aesthetic market. Syneron Beauty has leveraged the broad aesthetic technology and intellectual property developed by Syneron Medical to create a deep portfolio of home-use technologies. We will also benefit from Syneron Medical's commercialization experience and strong relationships with key luminaries and distribution partners around the world. Our goal is to utilize these advantages to mirror the success of Syneron Medical and quickly become a leader in the consumer, home-use aesthetic industry."

In conjunction with the launch of the Syneron Beauty subsidiary, the Company announced the United Kingdom launch of the mē home-use hair removal system. The official product launch took place today at a press conference in London. mē will be distributed in the United Kingdom by HoMedics Inc., a leading health and wellness product company. It will be sold in Boots, a leading international pharmacy-led health and beauty group with more than 3,250 worldwide retail locations.

The mē system is currently available in a range of consumer retail outlets in several European markets and in Israel. The dual action system utilizes Syneron's proprietary elōs technology, combined with an optional epilator or shaver accessory, to achieve both permanent and immediate hair reduction. elōs is the first and only technology that combines the power of Intense Pulse Light (IPL) and Radio Frequency (RF) energies, allowing it to achieve better results with lower overall optical energy output and highest level of safety and comfort. More information on mē is available at www.memyelos.com.

Mr. Omri Hayet, Chief Operating Officer of Syneron Beauty, commented, "We have received positive feedback from the initial launch of mē in several European markets and in Israel and look forward to further geographical expansion with the upcoming rollout in the United Kingdom. We have aligned ourselves with strong distribution and retail partners who are committed to a successful launch and driving adoption of the mē system. We expect that mē will be well received as it provides several advantages for consumers seeking an effective, quick and easy to use home-use hair removal system. The system's proprietary elōs treatment can be integrated with an optional epilator or shaver, which adds the convenience of an immediate hair removal solution. The dual action system requires no preparation and is up to four times faster than existing energy based consumer hair removal systems."

About Syneron Beauty
Syneron Beauty is a pioneer in the design, development and distribution of sophisticated consumer home-use aesthetic devices and products. The Company's products are based on clinically proven technologies derived from the professional aesthetic device market, enabling patients to achieve professional-like results in an at-home setting. Syneron Beauty currently markets the Tända™ family of home-use light therapy products and the mē home-use hair removal system. The Company also has a home-use partnership with Procter & Gamble and several other new products in development. Syneron Beauty is based in Yokneam, Israel and is a wholly owned subsidiary of Syneron Medical Ltd. (NASDAQ: ELOS).

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

Contacts:
Asaf Alperovitz
Chief Financial Officer
Syneron Medical Ltd.
+ 972 73 244 2283
Email: asafa@syneron.com

Fabian Tenenbaum
Chief Executive Officer
Syneron Beauty
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com